 Filed by New Media Investment Group Inc.Pursuant to Rule 425 under the Securities Act of 1933and deemed filed pursuant to Rule 14a-12under the Securities Exchange Act of 1934 Subject Company: Gannett Co., Inc.Commission File No.: 333-233509      New Media to Acquire GannettOctober 30, 2019  Filed by New Media Investment Group Inc.Pursuant to Rule 425 under the Securities Act of 1933and deemed filed pursuant to Rule 14a-12under the Securities Exchange Act of 1934 Subject Company: Gannett Co., Inc.Commission File No.: 333-233509

   Disclaimers & Notes  No Offer or SolicitationThis communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Cautionary Statement Regarding Forward-Looking StatementsCertain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media Investment Group Inc. (“New Media”) and Gannett Co., Inc. (“Gannett”), the benefits and synergies of the proposed transaction and future opportunities for the combined company. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.Forward-looking statements are based on New Media’s current expectations and beliefs, and New Media cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction; the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected; the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction; general economic and market conditions;the retention of certain key employees; and the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base. Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based. Additional Information and Where to Find ItThis communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (“SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019. Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF NEW MEDIA ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com,and Gannett’s website, www.gannett.com.

 Agenda  Transaction Strategic RationaleTransaction Background and TermsNew Gannett Governance

 Transaction Strategic Rationale

 Acquiring Gannett has Highly Compelling Strategic Rationale  Complementary network of award-winning journalists and content strengthens partnership with consumersSubstantial scale will drive digital revenue growth and support business transformationDiversified revenue offerings strengthen partnerships with national advertisers & SMBsSubstantial identified, achievable cost savings from combination of $275-300 million

New Gannett – Distinctive Footprint and Growth Opportunity(1)

	NEW MEDIA INVESTMENT GROUP	GANNETT
Financial scale (1)	**$1.6bn** LTM Revenue; **$181mm** LTM As Adjusted EBITDA	**$2.8bn** LTM Revenue; **$321mm** LTM Adjusted EBITDA
Digital media scale (2)	20mm unique visitors monthly 195,000 paid digital only subscribers	125mm unique visitors monthly 561,000 paid digital only subscribers
Complementary diversified revenue	ThriveHive, upcurve, GATEHOUSE LIVE	REACHLOCAL, sweet IQ, WordStream
Local-to-national media footprint	3.9mm average local daily paid print readership	11mm local Sunday print readership 1.6mm USA TODAY daily print readership

$4+ BILLION
COMBINED REVENUE

$1+ BILLION
DIGITAL REVENUE(2)

$860+ MILLION
ILLUSTRATIVE ADJUSTED EBITDA IN YEAR 3(3)

1) All figures are illustrative combined values based upon LTM June 30, 2019 stand-alone figures for both New Media and Gannett.
2) As measured by comScore.
3) Illustrative information does not represent New Media or Gannett's management projections, but rather a hypothetical value calculated as estimated combined company 2019 EBITDA, plus the midpoint of estimated synergies and of organic growth/sunset of Fortress agreement. Actual results could differ materially, please see "Disclaimers & Notes" at the beginning of the presentation.

NEW MEDIA INVESTMENT GROUP
5

Digital Marketing Solutions Platforms of Scale

GANNETT + NEWMEDIA INVESTMENT GROUP

REACHLOCAL | sweet IQ | WordStream

Digital Marketing Solutions

17,000+ active clients

ThriveHive | upcurve

Digital Marketing & Productivity Solutions

16,000+ active clients

End-to-end suite of digital marketing & productivity solutions for businesses at any stage

Digital Advertising

- Search
- Social Ads
- Display Ads
- High Impact

Web Presence

- SEO
- Websites
- Live Chat
- Listings
- Reviews

Digital Marketing Software

- Lead Management
- Marketing Automation
- Analytics

Productivity Solutions

- Productivity & Cloud
- Guided CRM
- Guided HR

Source: Company data.

NEWMEDIA INVESTMENT GROUP

6

Accelerates Business Transformation

Print advertising becomes less than 20% of revenue in 3 years
Harvest print cash flow to help fund business transformation

- Plans to scale digital product suite across entire portfolio
- Events platform growth accelerated by leveraging the combined markets footprint
- Capture new paid digital only subscribers via more engaging content experiences and more subscription offerings
- Create two-sided marketplace to better connect consumers and businesses

Significant reduction in Print Advertising Revenue



43%
45%
44%
44%
44%
15%
25%
30%
33%
37%
42%
31%
26%
22%
19%
2016
2019F
2020F
2021F
2022F
%Print Ad
%Digital Ad & Mktg Serv
% Circulation & other

NEWMEDIA INVESTMENT GROUP
7

Significant, Achievable Cost Savings

We believe $275 - $300 million in estimated annual run-rate synergies are achievable within 24 months, representing approximately 7.5% of the combined company's expense base

	Estimated Run-Rate Synergies	
Newspaper Operations	**$115+ million**	▪ Rationalization of manufacturing & distribution ▪ Centralization of management structure and consumer marketing
Corporate/Procurement	**$70+ million**	▪ Consolidation of procurement ▪ Centralization of finance ▪ Elimination of duplicative public company functions and costs
Other Operations	**$50+ million**	▪ Centralization of sales ▪ Digital services ▪ Events
Systems	**$40+ million**	▪ Centralization and expansion of technology systems

Highly confident in achieving these amounts due to the thorough analysis conducted, complementary geographical footprint, and strong track record of achieving synergies

NEWMEDIA INVESTMENT GROUP

8

 Transaction Background & Terms

Transaction Background

New Media's highly engaged independent Transaction Committee led a rigorous process leading to their unanimous recommendation of the acquisition

- The NEWM Transaction Committee ("TC") oversaw a rigorous diligence exercise conducted by NEWM management and the following independent advisors, who all have extensive experience in similar transactions:

	NEWM Board	NEWM Transaction Committee
Financial Advisor	Credit Suisse	Jefferies
Legal Advisor	Cravath, Swaine & Moore LLP	Wilson, Sonsini Goodrich & Rosati
Meetings Held[(1)]	11+	28+

Feb

- **2/28/19:** With the consent of the NEWM Independent Directors, Mike Reed and Wes Edens, former Chairman, met with Bob Dickey, former GCI CEO, and John Jeffry Louis to discuss the potential for a transaction

Mar

- Gannett explores strategic alternatives with their advisors
- Conversations between NEWM and GCI continue, leading the GCI Board to approve entering into limited diligence with NEWM and an NDA is signed

Apr

- **4/11/19:** Mr. Reed shared with GCI advisors the outcome of the synergy analysis and expressed interest in submitting a formal proposal
- GCI continued to analyze transaction options, ultimately deciding to consider a proposal from NEWM

May

- **5/7-8/19**: NEWM TC is formed and engages Wilson Sonsini as their legal advisor and Jefferies as their financial advisor
- **5/14/19:** After several meetings, the TC approves the submission to GCI of a non-binding acquisition proposal
- **5/31/19:** GCI authorizes expanded due diligence

Jun

- Diligence between both parties ran through June and July
- GCI and the TC negotiated the external management agreement with Fortress during this period as well

Jul

- Apollo was selected as the preferred financing provider and ultimately committed to provide financing after running several weeks of diligence
- The terms of the amended external management agreement were agreed upon with Fortress

Aug

- **8/5/19:** Parties executed and delivered the merger agreement

1) Including in multiple executive sessions.

NEWMEDIA INVESTMENT GROUP

10

Transaction Terms

Structure and exchange ratio

- Gannett shareholders will receive $6.25 in cash and 0.5427 of a New Media share for each Gannett share (subject to closing conditions)
- Expected annual dividend of $0.76 per share, with anticipated increases as debt is repaid
- After closing, Gannett shareholders will hold approximately 49.5% of the combined company and New Media shareholders will hold approximately 50.5%

Governance and leadership

- Combined company to be named Gannett Co., Inc. (NYSE: GCI)
- Led by Michael Reed as CEO and Chairman, Alison Engel expected as CFO, and Paul Bascobert as CEO of the operating company
- Combined nine person board of directors will consist of Mike Reed, five New Media independent directors and three Gannett directors
- External management agreement sunsets at end of 2021

Financing

- Funded through a combination of cash on hand and new debt in form of fully committed 5-year $1.8 billion senior secured term loan facility; pre-payable with no penalty at any time
- Expectation to reduce net leverage to under 1.75x within two years of closing
- All existing financial debt of both companies will be retired

Synergies

- Estimated run-rate annual synergy potential of $275 – $300 million from combined companies
- Expected to be highly accretive to New Media earnings and free cash flow in year two
- Driven by increased scale of the new organization, the sharing of best practices and other judicious cost reductions
- Synergies will provide meaningful incremental cash flow for debt paydown

Timing and closing conditions

- Required regulatory approvals have been obtained (US and EU antitrust)
- Subject to approvals by both New Media and Gannett stockholders and customary closing conditions
- Expected to close shortly after the stockholder votes, which will be held on November 14, 2019

NEWMEDIA INVESTMENT GROUP

11

External Management Agreement Amendment & Termination

- **Amended agreement will sunset in 2021 in exchange for 4.2 million shares of NEWM stock**
  - Will reduce incentive fee rate to 17.5% (vs. 25%)
  - Will reduce options granted to Fortress to 5% (vs. 10%) of shares issued as merger consideration; will eliminate eligibility for future options

	Current Agreement	Amended Agreement (*post-closing*)
Term	1 year, annual renewals[(1)]	Sunsets on 12/31/2021 (no renewal)
Management fee	1.5%	1.5%
Incentive fee	25% / 10% hurdle	17.5% / 10% hurdle
Options	10% of shares issued as merger consideration and in equity offerings, struck at price paid for shares	5% of shares issued as merger consideration, struck at premium ($15.50)[(2)]; no option on future equity offerings
Payment at end of term	Termination fee measured against as assessment of "fair market value" of the company [(3)]	No Payment

1) The Current Management Agreement renews for one-year terms, subject to earlier termination, which is only permitted in limited circumstances.
2) The amendment also includes an exercise condition: The options become exercisable upon the first trading day immediately following the first 20 consecutive trading day period in which the closing price of New Media's common stock is at or above $20 per share (subject to adjustment), and also upon a change in control and certain other extraordinary events.
3) Equal to one year of management fees and an incentive fee amount measured against fair market value of the company's assets if sold for cash.

NEWMEDIA INVESTMENT GROUP

12

 Value Drivers  Illustrative information does not represent management’s projections, but rather a hypothetical value calculated as estimated combined company 2019 EBITDA, plus the midpoint of estimated synergies and of organic growth/sunset of Fortress agreement. Actual results could differ materially, depending on a variety of factors, including (without limitation) the timing of close, revenue results and realized synergies. Gannett’s estimated 2019 EBITDA has been adjusted to eliminate stock-based compensation expense and to include Brazil ReachLocal EBITDA contribution, to increase consistency with New Media calculation.  Potential EBITDA expansion through run-rate cost synergy realization, sunset of Fortress management agreement and improvement in revenue profile as growing digital business becomes a larger component  New Media  Gannett  (1)  ($ in millions)  Illustrative EBITDA(1)

Free Cash Flow Expected to Allow for Aggressive Deleveraging

Expect free cash flow to support debt paydown, targeting net leverage of below 1.75x within two years, while maintaining annual dividends of ~$100 million

Illustrative Free Cash Flow[1]

($ in millions)


~$300
~$400
~$500
in 1 year
in 2 years
in 3 years

Illustrative Net Debt[2]

($ in millions)


~$1,600
~$1,300
~$900
in 1 year
in 2 years
in 3 years

Illustrative Net Leverage[2,3]


2.4x
1.7x
1.0x
in 1 year
in 2 years
in 3 years

1) Levered FCF excluding dividends and cost to achieve synergies. Includes pension contributions.
2) Excludes pension liabilities.
3) Calculated as Net debt / Illustrative EBITDA.

NEWMEDIA INVESTMENT GROUP

14

Illustrative Equity Value Appreciation[1]

Key Drivers of Illustrative Equity Value Appreciation

- Significant cash flow to pay down debt
- Materially lower leverage through debt paydown
- Fortress management agreement sunset

Illustrative Equity Value Per Share of Combined Company

	Multiple of As Adjusted EBITDA		
($ in billions, except per share amounts)	4.5x	5.5x	6.5x
Illustrative Enterprise Value[2]	**$3.9**	**$4.7**	**$5.6**
(–) Net debt obligations[3]	(1.3)	(1.3)	(1.3)
(–) Tax-affected pension obligations[4]	(0.2)	(0.2)	(0.2)
Illustrative equity value	$2.4	$3.3	$4.1
Illustrative equity value per share[5]	**$18**	**$24**	**$30**

On average over the last three years, New Media has traded between 6 – 7x EBITDA

1) Illustrative information does not represent management's projections, but rather a hypothetical value calculated as indicated. Actual results could differ materially.
2) Enterprise value is equal to illustrative EBITDA from Slide 5 at applicable multiple.
3) Net debt is equal to illustrative net debt for year 2 from prior slide.
4) Tax-affected pension obligations is an estimate of obligations at the end of year 2.
5) Fully dilutes shares based on Treasury Stock Method. Fully dilutes shares outstanding range of 134.3 – 136.4 million shares.

NEWMEDIA INVESTMENT GROUP

15

Apollo Bridge Financing

- **$1.8 billion senior secured term loan facility**
  - 11.5% rate
  - Fully pre-payable without penalty
- **Management views as a bridge loan**
  - Aggressive pay down modeled in cash flows
  - Intend to refinance once below 2.0x net leverage; anticipated in year 2
  - New Media currently levered at 2.3x[4] and current cost of debt is ~8.5%[5]
- **Opportunity to further accelerate pay down through optimization of real estate portfolio**
  - Potential real estate monetization
- **Material flexibility for achievement of synergies**

Estimated Sources and Uses[1]

($ in millions)



Cash of combined company ~$50
Apollo debt $1,792
Cash to B/S ~$90
CIC payments (2) $82
Transaction expenses $50
Financing fees $90
Gannett debt (3) $369
New Media debt $432
Cash consideration $729

1) Assumes 12/31/19 closing. There can be no assurance regarding timing of the closing of the merger.
2) Primarily includes prepayment of Gannett pension liability, reducing the combined company contributions going forward.
3) Includes make whole provision on Gannett convertible notes.
4) Based on debt figures, net of cash, and sum of previous four quarters' As Adjusted EBITDA figures as of 6/30/19 .
5) Weighted average interest rate for the New Media Credit Agreement, as reported in the 10-Q filed on 08/07/19.

NEWMEDIA INVESTMENT GROUP

16

Other Considerations

Pension Obligation Reductions	▪ More than $80 million of pension liabilities will be prepaid following closing, reducing annual cash pension contributions by roughly $7 million
Pre-Closing Dividend Continuation	▪ New Media and Gannett both announced quarterly dividends on October 16, 2019 that will be paid on November 12, 2019 to shareholders of record on November 1, 2019(1)
Cost-to-Achieve Synergies	▪ Strong free cash flow is expected to support the ~$60 million of total cost-to-achieve synergies spread across the first two years after close
Timing and Approval	▪ Required regulatory approvals have been obtained ▪ Special meeting for obtaining stockholder approval scheduled for each of New Media and Gannett on November 14, 2019(2)

1) The decision to pay dividends is subject to the discretion of each company's board of directors and there can be no assurance to the amount or timing of any dividend. Payment of any post-closing dividends will be subject to the discretion of the combined company's board, and the terms of debt financing in place at such time.
2) There can be no assurance as to the timing of approvals or whether they will be obtained at all.

NEWMEDIA INVESTMENT GROUP

17

New Gannett Governance

 Board of Directors Overview  New Media recently increased the size of its Board to six members and appointed Mayur Gupta and Maria Miller as independent directorsNew Media will add three additional members to its Board from the current Gannett Board, bringing the total number of Board members to nine    Michael Reed, Chairman & CEO (Legacy NEWM)Brings extensive industry expertise and leadership background  Maria Miller (Legacy NEWM)Brings marketing and communications leadership spanning a diverse set of industries  Kevin Sheehan (Legacy NEWM, Lead Director)Brings extensive financial and accounting expertise in addition to significant senior management skills   Debra Sandler (Legacy GCI)Brings leadership skill across consumer products and marketing  Mayur Gupta (Legacy NEWM)Brings significant digital marketing and technology experience  Laurence Tarica (Legacy NEWM)Brings experience across sourcing, design, development, sales and marketing in addition to senior leadership and board experience  Theodore Janulis (Legacy NEWM)Brings significant financial background, expertise and senior management experience  Barbara Wall (Legacy GCI Chief Legal Officer and former Interim Chief Operating Officer)Brings extensive First Amendment and legal expertise in addition to deep knowledge of Gannett and its history and operations  John Jeffry Louis (Legacy GCI Chairman)Brings financial expertise and a history of building businesses

 Executive Management  Michael Reed, Chairman and Chief Executive Officer – Public CompanyMike joined New Media, formerly GateHouse Media, in January 2006 as its Chief Executive Officer and was also named Chairman in May 2019. He was a member of the board of directors since October 2006. He was formerly the President and Chief Executive Officer of Community Newspaper Holdings, Inc., or "CNHI," a leading publisher of local news and information and had served in that capacity since 1999. Mike served as CNHI's Chief Financial Officer from 1997 to 1999. Prior to that, he worked for Park Communications, Inc., a multimedia company, located in Ithaca, New York. Mike formerly served on the Board of Directors for the Newspaper Association of America. He currently serves on the Board of Directors for the Minneapolis Star Tribune, on which he has served since 2009. Mike formerly served as a director of the Associated Press and Chairman of the Audit Committee for the Associated Press. Mike was also a member of the Board of Visitors of the University of Alabama's College of Communication and Information Sciences and was a member of the Grady College Journalism School's Board of Advisors. Mike has a deep understanding of our operations, strategy and people, as well as our industry.Paul Bascobert, President & Chief Executive Officer – Operating CompanyPaul joined Gannett as its President and Chief Executive Officer in August 2019. From November 2017 through its successful sale in December 2018, Paul served as President of XO Group Inc., where he helped lead the company’s transformation from a media to a marketplace business. Prior to XO, Paul was President of Local at Yodle Inc., where he led sales, service and marketing for the Local Businesses group and, before that, he was Chief Operating Officer of Bloomberg’s media group. Paul brings to Gannett over two decades of experience leading media and marketing organizations through his tenure at these companies as well as executive roles at News Corp. and Dow Jones. Paul also co-founded Vertex Partners, a services firm that leveraged data analytics to drive sales and product strategy for pharmaceutical and media companies.Alison Engel, Chief Financial Officer & TreasurerAlison (Ali) joined Gannett in 2015 and was named to her current role in June 2015. She formerly was Chief Financial Officer & Treasurer of A. H. Belo Corporation, and served that company following its spin-off in 2008 from Belo Corp. She joined Belo Corp. in 2003 where she held various senior positions before serving as its Vice President and Corporate Controller from 2006 and 2008. Ali has more than 20 years of financial management experience at diversified, multi-unit business organizations and PricewaterhouseCoopers. She currently serves on the Corporate Advisory Board of SOME (So Others Might Eat) and is a past board member of the Media Financial Management Association.